ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries (the "Company") is for the year ended December 31, 2006, compared with the year ended December 31, 2005. Together with the audited consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the year.  The Company’s functional and reporting currency is the United States dollar. This MD&A is current to March 9, 2007 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”).  Management is responsible for the consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the audited consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Refer to Note 2 of the December 31, 2006 and 2005 consolidated financial statements for disclosure of the Company’s significant accounting policies.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview:

Alamos Gold Inc. is a publicly traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns 100% of the 28,500-hectare Salamandra group of concessions located in the state of Sonora in northwest Mexico. The Salamandra group of concessions includes the Mulatos deposit and more than nine other prospective exploration targets.

The Company has four elements to its business strategy:

▪

Establish itself as a profitable gold producer with improving operating performance and an expanding production profile;

▪

Increase proven and probable reserves through conversion of measured and indicated resources;

▪

Make new mineral discoveries on its extensive concessions at Salamandra and expand resources;

▪

Add resources and proven and probable reserves through the acquisition of prospective mineral properties.

In 2006, the Company was able to continue to make significant progress on the first three components of its business strategy. The Company produced 101,170 ounces of gold in 2006 and was able to show measurable improvements throughout the year with consistent increases in quarterly gold production. In the fourth quarter of 2006, the Company achieved record gold production of 31,720 ounces, representing a 28% increase over third quarter production levels. Cash operating costs were $294 per ounce of gold sold in 2006. The first element of the Company’s business strategy pertains to continual improvements in operating performance, which includes efforts to reduce cash operating costs to the low to mid-$200 range.

The second component of the Company’s business strategy involves increasing proven and probable reserves through the conversion of measured and indicated resources. While the Company did not announce increased proven and probable reserves during 2006, measured and indicated resources at Escondida were increased 70%. The Company expects to announce revised proven and probable reserves late in the first quarter of 2007.

During 2006, the Company was successful in identifying two new areas of gold mineralization at San Carlos and the Gap areas.

Advances on the Company’s fourth strategy are dependent on factors outside of the control of the Company, such as the availability of mineral properties at a reasonable price which meet the Company’s investment criteria.

The Company achieved commercial production at its Mulatos mine (the “Mine”) on April 1, 2006. Phase 1 development of the Mine was completed in February 2006 following the successful commissioning of its three-stage crusher and conveying system. Planned ore production in Phase 1 was 10,000 tonnes of ore per day. The Company achieved intermittent Phase 2 expansion rates of 15,000 tonnes of crushed ore per day during the third quarter of 2006.

Initial ore production from the Mine is derived from the Estrella Pit. The Company’s Feasibility Study dated June 2004 indicated that the Estrella Pit contains proven and probable reserves of 36.4 million tonnes grading 1.64 grams per tonne of gold (g/t) or approximately 1.9 million contained ounces of gold. Current proven and probable reserves are contained within a measured and indicated resource of 62.2 million tonnes grading 1.51 g/t at a cut-off of 0.6 g/t Au, or approximately 3 million contained ounces of gold. Revised proven and probable reserves are expected to be announced late in the first quarter of 2007.

The Salamandra group of concessions surrounding the Mine consists of 28,500 hectares of mining claims that contain both advanced and grassroots exploration prospects. There are several advanced exploration projects near the Estrella Pit that have the potential to add resources and reserve ounces to the greater Mulatos deposit, including both mineralization extensions and satellite deposits. In 2006, the Company invested $8.4 million in exploration activities, of which $6.2 million was invested primarily on underground development and core drilling in the Escondida, El Victor and Gap areas in order to expand resources and define reserves. Exploration success in 2006 included discoveries at San Carlos and the Gap.

2006 Highlights:

During the year ended December 31, 2006, the Company:

▪

Announced commercial production at its Mulatos Mine on April 1, 2006

▪

Achieved Phase 2 expansion rates of 15,000 tonnes of ore per day in the third quarter

▪

Produced 101,170 ounces of gold at a cash operating cost of $294 per ounce of gold sold

▪

Sold 91,220 ounces of gold at an average realized price of $599 per ounce for gold sales revenues of $54.7 million.

▪

Recognized earnings before income taxes and conversion of convertible debentures of $3.1 million or $0.04 per share

▪

Realized a cash margin per ounce of gold sold of $281 per ounce

▪

Invested $8.4 million in exploration activities resulting in increasing resources at Escondida by 70%, continuing to develop the El Victor deposit and identifying new gold mineralization in the San Carlos and Gap areas

▪

Reduced the Company’s CDN$50 million convertible debenture obligation by 97% to CDN$1.5 million with the induced early conversion in June 2006

▪

Disposed of its non-core La Fortuna property for consideration of five million shares of Morgain Minerals Inc.

Results of Operations

The Company began construction of the Mulatos mine in the third quarter of 2004 and operations commenced in the third quarter of 2005 with the Company pouring its first gold bar in July 2005. Construction was completed in the fourth quarter of 2005. Commissioning of the crusher and conveying system was successfully completed in early 2006, and the Company announced commercial production at the Mine effective April 1, 2006. The Company produces gold in dore bars for shipment to a refinery. Gold may be sold in refined form or as dore.

Gold production at the Mine in 2006 was 101,170 ounces of gold in dore and gold sales were 91,220 ounces. Gold production and gold sales in 2005 of 7,647 and 5,950 ounces respectively, were significantly lower as the Company was in a pre-commercial phase. All reported Mine production is subject to final refinery settlement.

The crusher became operational in February 2006 and crusher performance has improved continually throughout the year. In the first half of 2006, 42% of the ore stacked on the pad was crushed, with the balance representing run-of-mine (un-crushed) ore. A total of 944,757 tonnes of crushed ore was stacked on the leach pad in the six-month period ended June 30, 2006 compared to all of the 2,507,486 tonnes of crushed ore stacked in the last six months of 2006. The table below outlines key quarterly production indicators during 2006:

Production summary	Q1 (1)	Q2	Q3	Q4	2006

Ounces produced (2)	20,950	23,620	24,880	31,720	101,170

Ore mined – tonnes	1,165,787	1,224,319	1,116,973	1,070,341	4,577,420
Waste mined – tonnes	2,198,484	2,070,213	3,049,427	3,039,139	10,357,263
Total tonnes mined	3,364,271	3,294,532	4,166,400	4,109,480	14,934,683

Tonnes of ore crushed	332,275	612,482	1,290,275	1,217,211	3,452,243

Tonnes of ore mined per day	13,100	13,600	12,100	11,900	12,600
Tonnes of ore crushed per day (1)	6,400	6,800	14,000	13,400	11,500

Waste-to-ore ratio	1.89	1.69	2.73	2.84	2.26

Grade (g/t)	1.47	1.94	1.43	1.83	1.66

(1)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006.

(2)

Q1 and Q2 2006 reported gold production has been adjusted to reflect final settlement amounts. Q3 and Q4 2006 reported gold production is subject to final settlement.

The Company realized consistent growth in quarterly gold production throughout 2006 due to the following factors:

-

Uncrushed run-of-mine ore and colluvial material was stacked on the leach pad in the first half of 2006. Gold recoveries from uncrushed material are lower than recoveries of ore crushed to Feasibility Study specifications.

-

Tonnes of ore crushed increased significantly in the third and fourth quarters of 2006.

-

The Company achieved a smaller crush size in the fourth quarter compared to other quarters of 2006.

The table below compares 2006 costs to prior year amounts and Feasibility Study rates:

Costs per tonne summary	2006	2005	Feasibility Study (1)
Mining cost per tonne of ore and waste	$1.12	$1.45	$0.95

Waste-to-ore ratio	2.26	3.93	1.42

Mining cost per tonne of ore	$3.66	$7.15	$2.44
Crushing cost per tonne of ore	$1.84	N/A	$1.15
Processing cost per tonne of ore	$1.85	$2.00	$1.98
Administration cost per tonne of ore	$1.10	$0.95	$0.97

Total cost per tonne of ore	$8.45	$10.10	$6.54

(1)

Average life of mine amounts as reported in the Feasibility Study.

The Company realized cost improvements in 2006, as compared to 2005 due primarily to an increase in the tonnes of ore mined. The total cost per tonne of ore in 2007 is expected to be consistent with 2006 levels, as operating efficiencies at expected higher output rates will be offset by higher scheduled maintenance costs.

Mining costs were $1.12 per tonne of ore and waste in 2006. Mining costs decreased significantly in the second half of the year as previously rented loading equipment was replaced by mine-owned equipment, and hauling costs decreased due to the discontinuance of hauling run-of-mine ore to the leach pad as the conveyor became operational.

Mining cost per tonne of ore in 2006 was approximately 50% above Feasibility Study levels due primarily to higher mining cost per tonne of material (18% higher) and the waste-to-ore ratio being 59% higher than indicated in the Feasibility Study. The higher than feasibility waste-to-ore ratio in 2006 was planned in conjunction with the increase in production rates to 15,000 tonnes of ore per day. The life of mine waste-to-ore ratio is not expected to change from the Feasibility Study level of 1.42. Mining costs per tonne of material increased due to higher costs for energy-related consumables, explosives, drill bits and hammers. Drilling and blasting costs have been significantly higher than specified in the Feasibility Study due to difficult drilling and fragmentation. The costs for consumables have increased considerably in the three years since the Feasibility Study was prepared.

Crushing cost per tonne of ore in 2006 was 60% higher than outlined in the Feasibility Study. Major improvements in crusher throughput and productivity were realized in the latter half of the year. Crushed tonnes in the third quarter of 2006 were more than double second quarter levels. However, the crushing operation has been unable to consistently achieve its targeted rate of 15,000 tonnes of crushed ore per day. In the last six months of 2006, crushed tonnes of ore per day averaged 13,900, marginally below the budgeted level. The Company expects that the crushing operation will meet its targeted throughput of 15,000 tonnes per day in 2007 through the implementation of an additional stage of crushing between the existing primary and secondary crusher. The new stage of crushing is expected to result in smaller diameter feed into the existing secondary and tertiary crushers, which should produce a more consistent final crushed ore product and provide additional capacity.

Processing cost per tonne of ore in 2006 was 7% lower than the $1.98 cost per tonne outlined in the Feasibility Study. Processing costs include expenditures incurred with respect to the leach pad, gold recovery plant and refining activities. The Mine’s expenditures on processing activities continue to be below Feasibility Study levels as a result of lower than anticipated consumption of key consumables such as cyanide and lime, offset somewhat by higher per kilogram cyanide and lime costs. As more sulphide ore is processed, lime costs are expected to increase as additional lime is required to balance the ph level in the leach pad. This increase is expected to be partially offset by budgeted cost improvements through the mechanization of the ore stacking and lime application process. Overall, processing cost increases are expected in future periods as the leach pad is expanded.

Total administration costs in 2006 have been slightly higher than specified in the Feasibility Study due to increased road maintenance and camp costs. Road maintenance costs are dependent, in part, on the amount and intensity of rain, which varies from year to year. Management expects administration costs per tonne to stabilize at a level of approximately $1.00 per tonne of ore.

Cash operating cost per ounce of gold sold was $294 in 2006 compared with $382 in 2005. Cash operating costs have been higher than Feasibility Study levels due to higher mining and crushing costs, a higher waste-to-ore ratio for expansion ore availability and lower recoveries from run-of-mine and coarsely crushed ore.

Gold recovery rates are sensitive to crush size with finer crushed material yielding higher recovery. During 2006, the crusher configuration produced a product which was coarser than specified in the Feasibility Study. The Company has assembled a database of monthly composite column tests to analyze the recovery rates of ore mined. Based on the results of this analysis, the Company’s expectations are that coarsely crushed ore (approximately 80% passing 1 inch) will ultimately recover between 50% and 55%.

Crushed ore to the pad averaged 80% passing 5/8th of an inch in the second half of 2006 compared with 80% passing 1 inch in the second quarter of 2006.

In order to achieve higher gold production in 2007, the Company is focused on increasing the throughput of ore through the crusher at the optimal discharge size of 80% passing 3/8th’s of an inch. The Company is currently in the process of installing a 4th stage crusher between the existing primary and secondary crushers which is expected to improve the crushing operations’ ability to consistently achieve the desired crush size. Reducing crush size is expected to improve gold recoveries.

Gold production in the first quarter of 2007 is expected to be lower than in the fourth quarter of 2006 as approximately 20% of the material stacked on the leach pad in late 2006 and early 2007 was crushed overliner material for the leach pad expansion. Overliner is composed of highly permeable rock which is stacked directly on the plastic liner on the leach pad. Actual recoveries from this overliner material have been lower than expected.

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used for) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measure which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating cost per ounce” and “total cash cost per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating cost per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating cost per ounce” reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating cost per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash cost per ounce” includes “cash operating cost per ounce” plus applicable cash royalties.

Financial Highlights

Prior to July 1, 2005, the Company was a development stage mineral exploration company focused on developing and constructing the Mulatos Mine. The Company was in a pre-commercial phase for the period from July 1, 2005 to April 1, 2006. Accordingly, comparative 2005 financial results may not reflect the results of commercial mining activities.

A summary of the Company’s financial results for the years ended December 31, 2006 and 2005 is presented below:

	2006	2005

Cash provided by (used for) operating activities before changes in non-cash working capital (000) (1)	$18,128	($5,105)
Changes in non-cash working capital (000)	($18,792)	($7,571)
Cash used for operating activities (000)	($664)	($12,676)

Earnings (loss) before income taxes (000)	$3,101	($9,447)
Earnings (loss) (000)	$1,976	($9,447)
Loss per share (2)	($0.05)	($0.12)
Weighted average number of common shares outstanding - basic and diluted	87,607,000	77,180,000

(1) A non-GAAP measure.

(2) Loss per share for 2006 includes the debt settlement expense related to the early conversion of convertible debentures that was charged to retained earnings of $5,990,000 or $0.07 per share.

In 2006, the Company generated cash from operating activities before changes in non-cash working capital of $18,128,000. Investments in working capital for 2006 totaled $18,792,000 resulting in cash flows used in operating activities of $664,000. Significant investments in working capital in 2006 included parts and supplies and gold inventories ($16,014,000) and an increase in accounts receivable ($2,506,000). In 2007, as the Mine reaches steady state production, these significant cash out-flows to fund working capital are expected to stabilize.

The Company recognized earnings before income taxes and the equity component of the loss on conversion of convertible debentures of $3,101,000 ($0.04 per share) in 2006 compared to a loss of $9,447,000 ($0.12 per share) in 2005. The 2006 loss per share of $0.05 was affected by the debt settlement expense of $5,990,000 charged to retained earnings in the second quarter of 2006 in conjunction with the early conversion of the majority of the Company’s outstanding convertible debentures.

Earnings in 2006 were significantly impacted by a number of costs related to the early conversion of the Company’s outstanding convertible debenture liability. Specifically, the following costs totaled $0.10 per share in 2006 and are not expected to recur in 2007:

-

Debt settlement expense related to the early conversion of convertible debentures of which $414,000 was charged to expense and $5,990,000 was charged to retained earnings.

-

Accretion of convertible debenture discount of $960,000 and interest expense related to the convertible debentures of $1,184,000 in 2006 have been substantially eliminated as 97% of the convertible debentures were converted in the second quarter of 2006.

Results for the year ended December 31, 2005 are not directly comparable as the Mine was in the construction and pre-commercial production phase during this period.

Gold Sales

Details of gold sales are presented below:

	2006	2005

Gold sales – ounces	91,220	5,950
Gold sales revenues (000)	$54,654	$2,726
Realized gold price per ounce	$599	$458
Average gold price for period (London PM Fix)	$604	$462

Gold sales in 2006 of 91,220 ounces was less than gold production for the year of 101,170 as 9,950 ounces of dore were available for sale at year-end and/or subject to final refinery settlement, but not recorded as gold sales in accordance with the Company’s revenue recognition accounting policy until 2007.

Gold sales revenues were $54,654,000 in 2006 compared to $2,726,000 in 2005. During 2006, the Company’s average realized gold price increased 31% to $599. The Company generally contracts for the sale of gold twice monthly, but may fix the price at various points in a quarter with the intent of achieving the average London PM Fix spot gold price for the quarter. Periodically, the Company may fix the selling price by entering into forward gold sales to lock in a favorable price or provide protection from downside risk.

Assessment of Gold Market

The gold price fluctuated significantly during 2006; showing considerable strength in late May and again towards the end of 2006. The gold price at December 29th, 2006 of $636 represented a 24% increase over the 2005 year-end price of $513. At March 9, 2007, the gold price had increased to approximately $650 per ounce.

Operating Expenses and Operating Margins

The Company was able to realize an operating cash margin of $281 per ounce of gold sold in 2006. This compares favorably with the cash margin specified in the Company’s Feasibility Study of $160 per ounce.

Mine operating costs allocated to ounces sold are summarized in the table below for the years indicated:

	2006	2005

Gold production – ounces (1)	101,170	7,647
Gold sales – ounces	91,220	5,950

Cash operating costs (000)(2)	$26,856	$2,270
- Per ounce sold	$294	$382

Royalties and production taxes (000)(3)	$2,175	-
Total cash costs (000)(4)	$29,031	$2,270
- Per ounce sold	$318	$382

Amortization (000)	$7,821	$561
Accretion of asset retirement obligations (000)	$157	$11
Total production costs (000)(5)	$37,009	$2,842
- Per ounce sold	$406	$478

- Realized gold price per ounce	$599	$458
- Realized cash margin per ounce (6)	$281	$76

(1)  Reported gold production is subject to final settlement.

(2) Cash operating costs is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. Cash operating costs is equivalent to mining and processing costs as reported in the Company’s financial statements.

(3) Production royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).

(4) Total cash costs is a non-GAAP measure which includes all cash operating costs and royalties and production taxes. Total cash costs is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5) Total production costs is a non-GAAP measure which includes all total cash costs, amortization, and accretion of asset retirement obligations. Total production costs is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

 (6) Realized cash margin per ounce is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses as reported in the Company’s financial statements.

Production from the Mine is subject to a sliding scale production royalty commencing on commercial production which was established by agreement on April 1, 2006. At current gold prices above $400, the royalty is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs. Valuations are based on average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, the Mine’s production to a maximum of 2 million ounces of gold is subject to royalty. Royalty expenses in 2006 totaled $2.2 million.

Exploration

Exploration costs charged to operations during the year ended December 31, 2006 totaled $4,319,000 compared to $1,889,000 in the same period of 2005.

In 2005, the Company changed its accounting policy for exploration costs. Prior to 2005, as the Company was in the development stage, exploration costs were capitalized. Under the accounting policy adopted in 2005, certain exploration costs are expensed if the costs do not meet the criteria for classification as mine development costs.

The increase in exploration expenditures charged to operations in 2006 reflects both increased exploration spending and increased activity on exploration projects such as El Victor, Gap, San Carlos, Puerto del Aire, Bajios and El Realito which do not meet the criteria for classification as mine development costs eligible for capitalization.

Corporate and Administrative

Corporate and administrative expenses were $3,604,000 in 2006 compared to $2,791,000 in 2005. The key components of this expense are shown below:

	2006 ($000)	2005 ($000)
Salaries and management fees	1,856	1,317
Legal, audit and accounting	342	252
Office and administration	498	552
Shareholder communications	392	278
Travel and accommodation	370	276
Trust and filing fees	146	116
	3,604	2,791

The increase in corporate and administrative expenses in 2006 as compared to the same periods of 2005 is primarily attributable to additional activity at the Company’s corporate head office in Toronto and administration office in Hermosillo, Mexico.

Salaries and management fees of $1,856,000 increased 41% in 2006 over 2005 due both to the addition of staff at the Company’s administration offices and higher bonuses paid.

Legal, audit and accounting fees of $342,000 have increased 36% over prior year levels due primarily to higher audit fees and costs relating to internal control documentation. In 2006, the year-end audit fee has increased and the Company has hired its auditors to conduct quarterly review procedures. Legal fees decreased in 2006 as certain procedures relating to regulatory filings were performed internally.

Office and administration fees decreased 10% as the Company reduced its reliance on external consultants for hiring, information technology, and human resources consulting. Shareholder communications costs increased from $278,000 in 2005 to $392,000 in 2006 due primarily to increased annual report costs and conference attendance fees. Travel and accommodation expenses increased due to increased travel between the corporate head office in Toronto and the Mine in Mexico. Increases in trust and filing fees were the result of transfer agent fees paid in conjunction with the early conversion of the Company’s convertible debentures in the second quarter of 2006 and higher stock exchange listing fees resulting from the Company’s comparatively higher market capitalization in 2006.

Corporate and administrative costs in 2007 are expected to total $3.8 million.

Stock-based Compensation

Stock-based compensation in 2006 was $1,820,000 compared to $1,142,000 in 2005.

	2006	2005
Number of stock options granted	1,235,000	1,945,000
Average exercise price of options granted (CDN$)	$8.89	$4.57

Value of stock based compensation (as determined by Black Scholes option pricing model)	$3,625,000	$2,088,000

Higher stock based compensation expense in 2006 is the result of both the higher average exercise price of options granted in 2006 compared with 2005, and vesting provisions that the Company implemented in 2006 which have extended the expected option life. These factors contribute to a higher calculated market value of stock options granted as determined by the Black-Scholes option pricing model.

All stock option grants in 2006 are subject to vesting provisions whereby the market value is charged to stock compensation expense over the vesting term of the option.

Accretion of Asset Retirement Obligation

The asset retirement obligation on the Company’s balance sheet of $2,640,000 reflects the discounted value of the amount the Company expects to incur on closure of the Mine for reclamation and reforestation activities. The accretion expense represents the increase in the liability due to the passage of time. The accretion of asset retirement obligation expense of $157,000 in 2006 was significantly higher than the $16,000 in 2005 as the Company’s expected future liability increased at the end of 2005 in conjunction with the start of mining activities.

Employee Future Benefits

In April 2006, the Company established a subsidiary employment services company in Mexico. Prior to this, all staff were contract workers paid through an independent third-party company. The transition to a subsidiary company resulted in the Company being required to recognize employee future benefit liabilities associated with its Mexican work force. The Company hired an independent consultant to review and calculate the liability for seniority premiums and termination benefits in accordance with Mexican Labour Law. A non-cash expense in the amount of $350,000 was recognized at the end of 2006 related to this obligation measured at the discounted value of expected future cash payments.

Financial Revenues and Expenses

During the second quarter of 2006, the Company incurred significant charges related to the incentive conversion of its convertible debentures. In June 2006 non-cash debt settlement expense of $414,000 was charged to earnings and $5,990,000 was treated as a capital transaction and charged to deficit.

The early conversion of the convertible debentures resulted in a significant reduction of future accretion, interest and foreign exchange costs. Accordingly, costs related to the convertible debenture in the third and fourth quarters of 2006 were substantially less than in prior periods of 2006 and 2005.

Interest Income

In the year ended December 31, 2006, the Company earned $346,000 in interest income compared with $856,000 in 2005. Lower interest income in 2006 resulted from lower average cash balances as compared to the prior period. During the first quarter of 2005, the Company completed its CDN$50 million convertible debenture financing and held substantial funds in interest-bearing cash accounts in throughout 2005.

Interest Expense

The Company’s interest expense for the years indicated consists of the following:

	Rate	2006	2005
Convertible debentures (000)	5.5%	1,184	1,797
Capital lease obligations (000)	LIBOR + 4.1%	654	17
Bank loan (000)	LIBOR + 2.75% (drawn)	321	10
		2,159	1,824

Interest expense related to the convertible debentures amounted to $1,147,000 for the first half of 2006. Subsequent to the early conversion of convertible debentures in June 2006, interest charges in the third and fourth quarters of 2006 of $37,000 were minimal. The higher interest on convertible debentures in 2005 is primarily the result of the CDN$50 million liability being outstanding for 10 months of 2005 compared to 6 months in 2006.

Interest expense on capital lease obligations in 2006 of $654,000 increased substantially from the $17,000 cost in 2005. The Company had five capital leases outstanding at December 31, 2005, all of which were entered into late in 2005. In 2006, the Company entered into an additional five capital leases in the first half of the year.

Interest on the Company’s revolving credit facility is charged at LIBOR + 2.75% on the drawn portion. During the majority of 2006, the drawn portion of the Company’s revolving bank loan was $3 million.

Financing Charges

Financing charges in 2006 were $436,000 compared with $342,000 in 2005. A breakdown of financing charges is presented in the table below:

	2006 ($000)	2005 ($000)
Amortization of deferred financing charges -
Convertible debenture	117	223
Bank loan	184	132
	301	355
Less: Capitalized portion	-	(13)
Subtotal	301	342
Bank loan standby fees (0.75% of un-drawn portion)	58	-
Capital lease financing costs	77	-
	436	342

Financing charges in 2007 are expected to be lower as all deferred financing charges subject to amortization were expensed or charged to equity in 2006.

Accretion of Convertible Debenture Discount

Accretion expense in 2006 amounted to $960,000 (2005 - $1,272,000, net of capitalized accretion of $179,000). The early conversion of the convertible debentures in the second quarter of 2006 resulted in a 97% reduction in future accretion expenses related to the convertible debenture. Accretion expense in the last half of 2006 was $30,000 and is expected to continue to be minimal in future periods.

Foreign Exchange Loss

The Company recognized a foreign exchange loss of $922,000 in 2006 compared with $712,000 in 2005.

The Company’s main foreign currency exposure in 2006 and 2005 resulted from the Company’s CDN$50 million convertible debenture liability, which was partially offset by Canadian dollar deposits and forward purchase contracts. The Company’s foreign exchange loss related to this exposure in the first half of 2006 (prior to early conversion of the convertible debentures) was approximately $1 million. Subsequent to the early conversion of 97% of the convertible debentures in June 2006, the Company’s foreign exchange exposure has been reduced proportionately.

In the latter half of 2006, the Company recognized foreign exchange losses of $142,000 on its net Canadian dollar denominated holdings due to the weakening of the Canadian dollar compared to the United States dollar. Specifically, the exchange rate decreased from US$1 = CDN$0.90 at June 30, 2006 to US$1 = CDN$0.86 at December 31, 2006. These losses were more than offset by foreign exchange gains realized on the Company’s net monetary Mexican peso-denominated asset position in Mexico, as the Mexican peso strengthened approximately 5% against the United States dollar between June 30 and December 31, 2006. The net result was a foreign exchange gain of $87,000 in the second half of 2006.

The Company expects that its exposure to foreign exchange gains or losses on its Canadian dollar denominated assets and liabilities will be limited in 2007 as the Company’s net exposure has been reduced to approximately $1 million.

Significant volatility in the Mexican peso compared to the United States dollar could result in foreign exchange gains or losses during 2007. The Company’s Mexican value added tax receivable balance of $6,214,000 is Mexican peso-denominated and a decline in the value of the Mexican peso relative to the United States dollar could result in a foreign exchange loss, which would be partially offset by the Company’s Mexican peso-denominated accounts payable and accrued liabilities.

Income Taxes

Current tax expense in 2006 of $125,000 represents a 10% withholding tax on inter-company interest charged by the Company’s Canadian parent to the Mexican operating subsidiary. The Company began charging inter-company interest effective October 1, 2006 and will continue to do so throughout 2007. Inter-company interest is charged at a rate of LIBOR + 2%. Future withholding tax charges will depend on prevailing interest rates and the timing of re-payment of inter-company loans.

Future income tax expense for 2006 was $1,000,000 compared to $nil in 2005. The Company has provided for future income taxes for the year ended December 31, 2006 resulting in an effective tax rate of 32%. Statutory tax rates in Mexico and Canada are 29% and 36% respectively.  The Company is in a loss position in Canada in 2006, and is also expected to incur a loss in Canada in 2007. Losses in Canada cannot directly offset profits in Mexico, which would usually result in an effective tax rate which is higher than the statutory rate in Mexico. In 2006, Mexico benefited from the utilization of net tax losses carried over from prior periods. The effective tax rate in 2007 will be affected by the level of profit achieved in Mexico, and other factors such as the inflation rate in Mexico and foreign exchange gains and losses, which cannot be forecast with any certainty.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. The Company began operations at the Mine in the third quarter of 2005. Accordingly, no gold sales revenue was reported for periods prior to that.

Quarterly gold production has been adjusted to reflect final settlements, where applicable.

2006	Q1	Q2	Q3	Q4	YTD

Gold production (ounces)	20,950	23,620	24,880	31,720	101,170
Gold sales (ounces)	22,670	23,780	19,500	25,270	91,220
Gold sales ($000)	12,490	14,700	12,165	15,299	54,654
Earnings (loss) from operations ($000)	2,285	2,188	1,634	1,446	7,553
Earnings (loss) ($000)	572	(287)	835	856	1,976
Earnings (loss) per share ($ per share) – basic and diluted	0.01	(0.08)	0.01	0.01	(0.05)

2005	Q1	Q2	Q3	Q4	YTD

Gold production (ounces)	-	-	2,130	5,517	7,647
Gold sales (ounces)	-	-	1,000	4,950	5,950
Gold sales ($000)	-	-	441	2,285	2,726
(Loss) earnings from operations ($000)	(954)	(2,166)	(973)	(2,060)	(6,153)
(Loss) earnings ($000)	(1,381)	(2,474)	(2,448)	(3,143)	(9,447)
Loss per share ($ per share) – basic and diluted	(0.02)	(0.03)	(0.03)	(0.04)	(0.12)

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the liability portion of a convertible debenture, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at cost, except for the convertible debenture, which approximates its accreted value at each reporting period in United States dollars. The convertible debenture was initially recorded at the discounted value of future cash flows, using the Company’s risk adjusted discount rate of 12.6%, and is adjusted quarterly for changes in the Canadian dollar to United States dollar exchange rate. The Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar.

Approximately 97% of the outstanding convertible debenture was converted into common shares of the Company in June 2006. As a result of the early conversion of this Canadian dollar denominated liability, the exposure to changes in Canadian and United States foreign exchange rates related to this liability has been reduced significantly, and is now more than offset by Canadian dollars on deposit.

In prior periods, the Company entered into foreign exchange forward currency contracts to partially hedge the foreign exchange exposure resulting from the Canadian dollar denominated convertible debenture liability. All of these contracts were settled in the second and third quarters of 2006 in conjunction with the conversion of the majority of the convertible debentures.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity.

The Company incurs operating costs denominated in both the Canadian dollar and the Mexican peso. Accordingly, the Company’s operating costs are affected by changes in foreign exchange rates in those currencies.

The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars as the potential exposure related to the Company’s Canadian dollar denominated operating costs is not considered to be significant.

The Company generally has limited exposure to monetary assets and liabilities denominated in Mexican pesos, however significant outstanding amounts receivable or accounts payable denominated in Mexican pesos could result in a foreign exchange gain or loss. In the second half of 2006, the Mexican peso strengthened approximately 5.0% against the United States dollar. This resulted in a foreign exchange gain to the Company as a value-added tax receivable balance of between 50 and 70 million Mexican pesos was outstanding during this period. The Company has elected not to hedge this exposure by buying fixed rate forward contracts in Mexican pesos at this time as it has monetary liabilities denominated in Mexican pesos which partially offset this exposure and as the exchange rate for the Mexican peso has been relatively stable in recent years.

At December 31, 2006, the Company had outstanding gold forward contracts to sell 200 ounces of gold in January 2007. These contracts were not designated as hedges at inception. The mark-to-market valuation of these contracts resulted in a loss of $nil in 2006. At December 31, 2005 the Company had outstanding gold forward contracts to sell 2,000 ounces of gold in early 2006, which resulted in a marked-to-market loss of $94,000.

The Company contracts for future gold sales to closely match expected delivery dates within the current financial quarter. At this time, the Company does not anticipate entering into long-term forward sales contracts as the gold price currently appears to have some upward bias due to strong physical and investment demand. The Company will continually monitor the effectiveness of this policy.

Investment in Mineral Property, Plant and Equipment

Cash invested in mineral property, plant and equipment for the year ended December 31, 2006 is composed of the following:

Investments in:	2006 ($000)
Mineral property and mine development	3,991
Mining equipment	8,094
Crusher and conveyor	2,988
Leach pad expansion	5,392
Other mine infrastructure	2,781
Office and computer equipment	161
23,407
Advances and deposits applied to capital purchases	(1,331)
Cash invested in mineral property, plant and equipment	22,076

Mine construction was substantially completed in December 2005 at a cost of approximately $74 million, of which $58 million was incurred during 2005.

During 2006, the focus of the Company’s capital expenditures shifted from mine construction to its planned Phase 2 expansion.

Investments in mineral property and mine development of $4.0 million in 2006 reflect capitalized exploration and development expenditures at Escondida, Mulatos and El Salto. In accordance with the Company’s accounting policy for mine development costs, expenditures incurred to develop new ore bodies on mineral properties contiguous with mineral properties with proven and probable reserves are determined to have the characteristics of mine development costs and are capitalized.

In 2006, the Company started its planned expansion of the Mine from a budgeted rate of 10,000 tonnes of ore per day to 15,000 tonnes of ore per day to more closely align production with the capacity at the crusher/conveyor and gold recovery plant. In 2006, $10 million was budgeted for loaders, dozers, graders and mine infrastructure to support mine expansion, of which approximately $7.0 million was invested in 2006. The Company achieved Phase 2 expansion rates of 15,000 tonnes of crushed ore per day in the third quarter of 2006. The remaining budgeted $2.4 million is expected to be incurred in 2007 and will improve the Mine’s ability to consistently meet or exceed Phase 2 expansion levels.

Significant capital expenditures during the year included $8.1 million invested in mine equipment (includes equipment financed through capital leases), $3.0 million spent on the crusher and conveying system, and $5.4 million on leach pad expansion.

In 2007, the Company intends to continue to expand beyond the Phase 2 levels achieved during 2006. Operating capital for 2007 is budgeted at approximately $9 million. In the second quarter of 2007, the Company will install a 4th stage of crushing between the existing primary and secondary crushers at a cost of approximately $1.6 million. This investment is expected to help increase the throughput of ore through the crusher at the optimal discharge size and increase capacity.

In addition, the Company plans to purchase additional mine equipment and vehicles in 2007 totaling $4.0 million which will replace previously rented equipment and expand mine capacity. Significant improvements in mine infrastructure are also planned in 2007 including construction of a new truck shop, warehouse, laboratory, ADR plant expansion, water treatment plant and diesel storage area ($1.0 million)

Long-Term Investments

On June 15, 2006, the Company disposed of its La Fortuna property and certain inactive subsidiaries for consideration of five million common shares of Morgain Mineral Inc. (“Morgain”), and a 1% net smelter royalty (“NSR”) on future production from the La Fortuna property. The net book value of the La Fortuna property and the inactive subsidiaries approximated the value of the consideration received of $1.1 million. No gain or loss was recognized on this disposition. The shares received on the sale of La Fortuna have been classified as a long-term investment.

In addition, the Company holds investments in securities of certain publicly-traded corporations which are accounted for at historical cost, and classified on the Company’s balance sheet as long-term investments.

With the adoption of new accounting standards regarding the recognition and measurement of certain financial instruments in the first quarter of 2007, the Company expects that its long-term investments will be accounted for as available-for-sale securities and marked-to-market at the end of each reporting period. The resulting marked-to-market gain or loss will be recorded in other comprehensive income as a separate component of shareholder’s equity.

Exploration and Mine Development Activities

During 2006, the Company’s exploration activities have focused primarily on near-mine resource definition projects. During the year ended December 31, 2006, the Company invested $8.4 million in exploration and development activities focused on development drilling in the Escondida, Escondida Hanging Wall Zone (“EHWZ”), and El Victor areas, and exploration drilling at San Carlos and Puerto del Aire. A breakdown of the exploration expenditures by project is presented in the table below and compared to 2005:

Project name	2006 ($000)	2005 ($000)
Escondida	2,570	1,403
Escondida Hanging Wall Zone	1,188	-
El Victor	2,461	513
Mina Vieja/Mulatos	50	1,173
El Salto	71	198
San Carlos	151	-
El Realito	308	314
Puerto del Aire	238	-
Los Bajios	307	485
El Jaspe	12	306
Administration and other projects	1,018	258
	8,374	4,650

The Company’s exploration activities resulted in the following key developments in 2006:

-

Escondida: Increased measured and indicated resources by 252,500 ounces or 70% at the EHWZ and Escondida Main Zone deposits, located 625 meters north of the Estrella Pit.

-

San Carlos: Drilling at San Carlos resulting in the delineation of an extensive area of blind mineralization extending a minimum of 600 meters to the northeast from El Victor. Significant gold-bearing intervals included 35.0 meters of 2.99 g/t Au (06SC008) and 48.8 meters of 4.69 g/t (06SC018).

-

El Victor: Completed drilling at El Victor with resource estimation on schedule for the second half of 2007

-

Gap: Discovered significant new gold intercepts during drilling in the Gap area between El Victor and Escondida, including 33.5 meters of 4.09 g/t Au (06EV048) and 25.9 meters of 3.85 g/t Au (06EV047).

A development drift connecting the Escondida and El Victor zones was initiated in 2005 to complete development drilling from underground along a two-kilometer mineralized structural corridor. An additional 891 meters of underground development was completed in 2006, resulting in a total of 2,069 meters to date. Drill stations were established at 50 to 100 meter intervals throughout the length of underground development. Drilling was completed in the Escondida deposit in June, with a total of 128 underground core holes (10,276 meters) drilled.

In the first quarter of 2006, the Company announced the discovery of additional high-grade gold intervals at the EHWZ. High-grade intercepts were encountered in an area approximately 165 meters long by 75 meters wide. A total of 69 reverse circulation (“RC”) holes (6,939 meters) and seven large-diameter core holes (494 meters) were drilled from surface. Twenty-three RC holes (1,784 meters) were drilled into the EHWZ during August and September to infill gaps in the preliminary block model and to allow for core-RC comparison in areas of predominantly underground core data. Early in 2007, the Company announced that drilling at the EHWZ and Escondida main zone resulted in an increase of 252,500 measured and indicated gold resource ounces at a 0.5 g/t Au cutoff grade bringing the total measured and indicated gold resource in the model area to 614,500 ounces.

A bulk sampling drift into the EHWZ commenced in the third quarter of 2006. A total of 11,000 tonnes of high-grade material were extracted, with 8,000 tonnes stacked on the leach pad in December 2006 in order to evaluate the leaching characteristics of the ore. Gold production of 2,100 ounces was realized in the month of December 2006, representing a recovered grade of 9.09 g/t Au from run-of-mine material. The average grade of muck samples from rounds sent to the test heap was 22.73 g/t. This ore can be removed from the leach pad for alternate processing at a later date.

In 2007, the Company intends to complete its evaluation of the various methods available to it with respect to mill processing the EHWZ ore.

In mid-2006, the Company released results of a Phase 2 drilling program completed in the San Carlos area, located at the extreme northeast end of the El Victor area. The area was selected as a high-priority exploration target based on geologic similarities to the high-grade EHWZ. The 2006 drilling program was successful and $0.6 million is budgeted in 2007 for Phase 3 drilling.

At El Victor, the Company completed 438 meters of underground development. The Company drilled 101 core holes representing 6,939 meters and 36 surface RC holes representing 5,859 meters. A resource estimate is expected in the second half of 2007.

Drilling at the Gap area in late 2006 and early 2007 has identified significant new gold intercepts. Mineralization is continuous with El Victor, with over 600 meters of strike length to the El Victor-Gap corridor identified to date.

The Company’s exploration program in 2007 will continue to focus on resource-definition projects, while significant funds have also been allocated to regional exploration. The exploration budget for 2007 of $5.8 million includes $0.5 million for reserve expansion at El Victor and Puerto del Aire and $1.7 million for resource expansion activities at Gap. The remaining $3.6 million will primarily be invested in Phase 3 drilling activities at Los Bajios, San Carlos, Cerro Pelon, El Realito and El Carricito.

Liquidity and Capital Resources

In February 2005, the Company issued a $40.3 million (CDN$50 million) 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010, net of a 3.5% underwriters’ fee. The debenture bears interest at an annual rate of 5.5%, payable semi-annually in arrears on February 15 and August 15 of each year. The debenture is convertible into common shares at a rate of 18.86792 common shares for each CDN$100 principal amount of debenture.

In May 2006, the Company received approval from a majority of the holders of the debenture to amend the terms of the trust indenture agreement to allow early conversion of the outstanding debenture. The Company offered debenture holders an incentive conversion ratio, resulting in approximately 97% of the outstanding debentures being converted into common shares of the Company at conversion ratios between 20.5907 and 20.3824 common shares of the Company for each CDN$100 principal amount of debenture.

In conjunction with the conversion, the accrued interest payable to the debenture holders that opted to convert, was paid in common shares at a rate of 18.86792 for each CDN$100 principal amount of debenture.

The early conversion of convertible debentures resulted in the issuance of 10,153,014 common shares and resulted in a reduction in the liability portion of the convertible debenture to $1.1 million at December 31, 2006. In addition, $0.8 million of accrued interest was settled in common shares.

The early conversion of substantially all of the convertible debentures has benefited the Company by significantly reducing its long-term debt and eliminating the accretion, interest, amortized financing and foreign exchange costs associated with the converted debentures.

The Company has an unsecured $10 million revolving line of credit with a bank, available for general corporate purposes. At December 31, 2006, $3 million had been drawn on this facility.  The current term expires in July 2007 but may be extended, by mutual agreement, for a further one-year term.

At December 31, 2006 the Company had $4.9 million in cash and cash equivalents compared to $4.5 million at December 31, 2005. The marginal increase in the Company’s cash position has been due primarily to the proceeds of stock option and warrant exercises, offset by investments in capitalized exploration and capital equipment of $23.4 million, and cash flow used for operating activities of $0.7 million.

The Company’s working capital position increased significantly during 2006 from a working capital surplus of $13.0 million at December 31, 2005 to more than $31.7 million at December 31, 2006. During the 2006 year, the Company generated in excess of $18.1 million in cash flows from operating activities (before changes in non-cash working capital), which were reinvested into non-cash working capital items. Significant investments in working capital in 2006 included $5.4 million in parts and supplies inventories and $10.6 million for in-process gold inventory. In addition, Mexican value-added tax receivables increased $2.5 million in 2006. The investment for in-process gold inventory reflects all costs required to load gold-bearing ore onto the leach pad for processing into a gold/silver dore product. The investment for in-process leach pad inventory stabilized in the fourth quarter of 2006 and is expected to remain at or below current levels throughout 2007. During 2006, the Company has tripled its parts and supplies inventory in an effort to ensure that a high level of key parts and supplies and consumables are available on-site.

Accounts payable and accrued liabilities increased from $5.3 million at December 31, 2005 to $5.7 million at December 31, 2006 due primarily to royalties payable to royalty holders at December 31, 2006 of $0.8 million.

Internal Control

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management identified certain weaknesses in control procedures relating to the physical handling and allocation of costs associated with parts and supplies inventories. These weaknesses were identified as part of the Company’s year-end inventory count procedures. In 2007, the Company will employ ongoing tests and cycled physical inventory counts to ensure physical existence and accurate costing. The Company is also reviewing procedures used as inputs in the gold in-process costing schedules to ensure overall consistency and effectiveness. Compensating controls and substantive reviews have been used to obtain reasonable assurance as to the integrity of the reported financial information. Overall, the Company believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Off-Balance Sheet Arrangements

The Company has entered into gold sales contracts which may, in certain circumstances, be classified as off-balance sheet arrangements. Due to the nature of the contracts entered into, the marked-to-market value of these contracts has been recorded on the balance sheet.

At December 31, 2006, the Company had fixed forward contracts to sell 200 ounces of gold to counterparties in January 2007, resulting in no marked-to-market gain or loss as the forward price was consistent with the December 31, 2006 spot gold price. If the contracts had qualified for hedge accounting treatment and the Company designated the contracts as hedges, the value of the contracts would have been recorded only in the future sales period designated by the Company.

Commitments Table

The following table summarizes the Company’s contractual obligations at December 31, 2006.

Payments due by period ($000)

	Total	Less than 1 year	2 - 3 years	4 – 5 years	More than 5 years

Contractual Obligations
Convertible debenture	1,532	71	142	1,319	-
Bank loan	3,000	3,000	-	-	-
Operating lease	756	108	216	216	216
Capital lease obligations	9,526	2,301	4,602	2,623	-
Employee future benefits (1)	700	-	-	-	700
Asset retirement obligations	4,439	-	-	-	4,439
	19,953	5,480	4,960	4,158	5,355

Contractual obligations also exist with respect to royalties, however, gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price.

(1)

Certain termination benefits are provided to Mexican employees on involuntary termination at the end of the life of the mine, as mandated by Mexican Labour Law. In certain circumstances, the Company must also pay other contractual termination or severance benefits, the timing and amount of which are contingent on factors outside of the Company’s control.

Related Party Transactions

The Company received consulting services from one director on a fee for services plus retainer basis, resulting in an ongoing commitment. Total contractual fees paid were $53,000 in the year ended December 31, 2006 compared to $69,000 paid in the same period of 2005. These transactions have occurred in the normal course of operation and are measured at their fair value.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

As at March 9, 2007
Common shares
- Common shares outstanding	93,729,229

Stock options
- Average exercise price CDN$4.35. Approximately 83% vested.	5,171,500

Convertible debentures
- Face value CDN$1.47 million. Convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures.	277,547

Outlook

The Company expects gold production and sales to be in excess of 150,000 ounces in 2007. Cash operating costs are expected to be above $300 per ounce of gold sold in the first quarter of 2007 declining throughout the year. Gold production for the first quarter of 2007 is expected to be approximately 24,000 ounces, increasing consistently on a quarterly basis throughout the year. Additional investments in capital equipment, specifically, the 4th stage crusher are expected to ensure the Company meets and exceeds its targeted throughput rates of 15,000 crushed tonnes of ore per day at or below the Feasibility Study recommended discharge size.

The Company expects to receive the results of a milling trade-off study in the second quarter of 2007. Following review of this independent report, the Company intends to evaluate its options with respect to mill processing Escondida ore and high grade areas of the Estrella deposit.

Revised proven and probable reserves and global resources are expected to be announced late in the first quarter of 2007.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company accounts for its in-process precious metals inventory using a process flow for applicable costs appropriate to the physical transformation of ore through the mining, crushing, leaching and gold recovery process. The Company is required to estimate the ultimate recovery of payable metals from laboratory tests and from ongoing analysis of leach pad kinetics in order to determine the recoverable metals from the leach pad at the end of each accounting period. If the Company determines at any time that the ultimate recovery should be adjusted downward, then the Company will adjust the average carrying value of a unit of metal content in the in-process inventory and adjust upward on a prospective basis the unit cost of subsequent production. Should an upward adjustment in the average carrying value of a unit of metal result in the carrying value exceeding the realizable value of the metal, the Company would write down the carrying value to the realizable value.

The Company follows accounting guidelines in determining the fair value of stock-based compensation, as disclosed in Note 14 to the financial statements. This computed amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make several assumptions as to future events, including: an estimate of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable. It is management’s view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

The Company is required to determine the expected value of the estimated costs of asset retirement obligations and to recognize this value as a liability when reasonably determinable. This valuation is added to the cost of the relevant mineral property on the consolidated balance sheets, and amortized as an expense in the consolidated statements of operations when the mineral property is in production. Asset retirement costs include future removal and site restoration. Key assumptions in determining the amount of liability are total undiscounted cash outflows; expected timing of payment of the cash outflows; and appropriate discount rates to apply to the timing of cash outflows. Because the liability is recorded on a discounted basis, it is increased due to the passage of time with an offsetting charge to accretion expense in the statement of operations. The Company updated its initial study in 2006 and will conduct annual reviews of its estimates to reflect new information. Most reclamation will occur at the end of the mine life, expected to be in 8 years based on expected mine proven and probable reserves and the current rate of mining.

Risk Factors and Uncertainties

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates.  The current trends relating to these factors are favourable but could change at any time and negatively affect the Company's operations and business.

The following is a brief discussion of those distinctive or special characteristics of the Company's operations and industry which may have a material impact on, or constitute risk factors in respect of the Company's future financial performance.

Industry

The Company is engaged in exploration, mine development and the mining and production of precious metals, primarily gold, and is exposed to a number of risks and uncertainties that are common to other companies in the same business. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, cave-ins, landslides and the inability to obtain suitable adequate machinery, equipment or labour are risks involved in the operation of mines and the conduct of exploration programs. The Company has relied on and may continue to rely upon consultants and others for mine operating and exploration expertise.  Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineral deposit, the Company may not be able to raise sufficient funds for development.  The economics of developing mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of mining and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Where expenditures on a property have not led to the discovery of mineral reserves, spent costs will not usually be recoverable.

Commodity Price

The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in gold prices, over which the Company has no control. A reduction in the price of gold may prevent the Company’s properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low gold prices. The price of gold may also have a significant influence on the market price of the Company's common shares. The price of gold is affected by numerous factors beyond the Company's control, such as the level of inflation, fluctuation of the United States dollar and foreign currencies, global and regional demand, sale of gold by central banks and the political and economic conditions of major gold producing countries throughout the world.  The price of gold has increased significantly in the past several years. As of December 29, 2006, the London PM Gold fix gold price was US$632.00 per ounce.  The current gold price is significantly above impairment levels. The Company has elected not to engage in significant forward selling, as a number of gold mining companies have been adversely affected by maintaining a substantial forward sales book in the face of a rising gold market. At the 2007 expected rate of production, a $1 change in the price of gold per ounce would change revenue, earnings and cash flow by approximately $150,000 annually, before income taxes.

Currency

The Company is subject to currency risks. The Company’s functional currency is the United States dollar, which is subject to recent fluctuations against other currencies. The Company’s primary operations are located in Mexico and many of its expenditures and obligations are denominated in Mexican pesos.  The Company maintains its principal office in Canada, maintains cash accounts in U.S. dollars, Mexican pesos and Canadian dollars and has monetary assets and liabilities in U.S. and Canadian dollars and Mexican pesos. The currency exchange rate between U.S. dollars and Canadian dollars fluctuated from US$0.8475 to US$0.9148 for CDN$1 in 2006 and US$0.7851 to US$0.8748 for CDN$1 in 2005. As such, the Company’s results of operations are subject to foreign currency fluctuation risks and such fluctuations may adversely affect the financial position and operating results of the Company.  The Company has not undertaken to mitigate transactional volatility in either the Mexican peso or the Canadian dollar at this time. A 1% change in Canadian dollar valuation would impact administration costs by approximately $25,000 annually; a 1% change in Mexican peso valuation would impact operating costs by approximately $200,000 annually.

Business

The Company has limited financial resources which could affect its ability to carry out its business plan. The Company’s ability to secure fixed gold prices or future foreign exchange rates is affected by its creditworthiness. Because of its limited operating record, it may not be able to hedge future risk to the extent it feels is appropriate. The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.

Competitive

The Company's business is intensely competitive, and the Company competes with other mining companies, many of which have greater resources and experience.  Competition in the precious metals mining industry is primarily for mineral rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labour to operate the properties; and the capital for the purpose of financing development of such properties.  Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a world-wide basis and some of these companies have much greater financial and technical resources than the Company.  Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties.  The Company's inability to compete with other mining companies for these mineral deposits could have a material adverse effect on the Company's results of operations and business.

Country

The Company conducts exploration, mine development and mining and production activities in Sonora, Mexico. Mexico is a developing country and obtaining financing, finding or hiring qualified people or obtaining all necessary services for the Company’s operations in Mexico may be difficult. Mexico's status as a developing country may make it more difficult for the Company to attract investors or obtain any required financing for its mining projects.

The Company strives to maintain good relations with the local community by providing employment opportunities and social services. The Company has entered into a surface agreement with the Mulatos Ejido. In addition, the Company has entered into agreements with individual Ejido members for the surface rights to which they have been assigned. The transfers of title to these surface rights have been registered under Mexican law.

The Company is also in negotiations with Ejido and non-Ejido members, as a group and individually, to relocate the existing community of Mulatos, and to acquire additional surface rights. Negotiations with the Ejido can become time-consuming if demands for compensation become unreasonable. With the assistance of experienced legal advisors and the input from state and local government officials, the Company expects that it will be able to acquire its land-use requirements at a reasonable cost, however, there can be no assurance that this will be the case.

The acquisition of the right to exploit mineral properties is a detailed and time-consuming process. Although the Company is satisfied it has taken reasonable measures to acquire unencumbered rights to explore on and exploit its mineral reserves on the Salamandra Concessions, no assurance can be given that such claims are not subject to prior unregistered agreements or interests or to undetected or other claims or interests which could be material and adverse to the Company.

Environmental

The operations of the Company are subject to environmental regulations promulgated by government agencies from time to time.  Specifically, the Company activities related to its Salamandra Concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico.  Regulations require that an environmental impact statement, known in Mexico as a Manifesto Impacto Ambiental, be prepared by a third-party contractor for submittal to SEMARNAP.  Studies required to support the Manifesto Impacto Ambiental include a detailed analysis of the following areas:  soil, water, vegetation, wildlife, cultural resources and socio-economic impacts.  The Company must also provide proof of local community support for a project to gain final Manifesto Impacto Ambiental approval.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

Regulatory

The Company's activities are subject to extensive laws and regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.  Specifically, the Company’s activities related to its Mulatos Mine and the Salamandra group of concessions are subject to regulation by SEMARNAP, the environmental protection agency of Mexico, Comisión Nacional del Aqua (“CAN”), which regulates water rights, and the Mexican Mining Law.  Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.  The Company' mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company activities or maintaining its properties.  Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

A number of other approvals, licenses and permits are required for various aspects of mine development.  While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed, which could result in costly litigation or disruption of operations. The Company is uncertain if all necessary permits will be maintained on acceptable terms or in a timely manner.  Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities within the Company’s Salamandra Concessions or any other projects with which the Company becomes involved.  Any failure to comply with applicable laws and regulations or failure to obtain or maintain permits, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Estimates

The mineral reserves and resource estimates of the Company are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The Company relies on laboratory-based recovery models to project estimated ultimate recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geologic, metallurgical or engineering work, and work interruptions, among others. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades or ore types, may have an adverse effect on mining operations or the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources described herein should not be interpreted as assurances of mine life or of the profitability of future operations. Based on expected 2006 production rates, a 1% change in expected rate of recovery of gold from ores would result in a $3 per ounce change in cash costs, and approximately $450,000 change in income and cash flow annually, before income taxes.  A 1% change in cash cost per tonne of ore would result in a $2 per ounce change in cash cost, and approximately $300,000 change in income and cash flow annually, before tax charges.

Dependence on Management

The Company is dependent on key personnel and the absence of any of these individuals could result in a significantly negative effect on the Company. The Company strongly depends on the business and technical expertise of its management and key personnel.  There is little possibility that this dependence will decrease in the near term.  As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries.  The Company is dependent, in particular, on its President and Chief Executive Officer, John McCluskey and its Chief of Operations, John Van De Beuken.  Key man life insurance is not in place on Messrs. McCluskey or Van De Beuken. If the services of the Company's management and key personnel were lost, it could have a material adverse effect on future operations.

Legal

Substantially all of the Company's assets are located outside of Canada, and are held indirectly through foreign affiliates. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of certain provinces against the portion of the Company's assets located outside of Canada.

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company's plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining expansions, operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

The nature of risks and uncertainties are discussed more fully in the Annual Information Form filed by the Company available at www.sedar.com.